Exhibit 1.01

RAYTHEON COMPANY

CONFLICT MINERALS REPORT
FOR THE REPORTING PERIOD FROM
JANUARY 1 TO DECEMBER 31, 2017

Overview

This Conflict Minerals Report (“CMR”) has been prepared by Raytheon Company to comply with US Securities and Exchange Commission (“SEC”) rules implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The terms “we”, “us”, “our”, “Raytheon” and the “Company” mean Raytheon Company and its subsidiaries, unless the context indicates otherwise.

Raytheon is a technology and innovation leader specializing in defense and other government markets throughout the world. We develop technologically advanced and integrated products, services and solutions in our core markets: sensing; effects; command, control, communications, computers, cyber and intelligence (C5I™); mission support; and cybersecurity. We serve both domestic and international customers, primarily as a prime contractor or subcontractor on a broad portfolio of defense and related programs for government customers. Additional information about Raytheon, our products and our subsidiaries may be obtained by accessing our corporate website, www.raytheon.com. As a leader in our industry, Raytheon is firmly committed to ethical business conduct and the responsible sourcing of minerals throughout our global supply chain.

Raytheon’s products are typically complex, requiring many suppliers to support their development and manufacturing. Our supply chain is correspondingly complex and multi-tiered. To identify the risk that tin, tantalum, tungsten or gold (collectively known as “3TG”) in our products may directly or indirectly benefit armed groups operating in the Democratic Republic of the Congo and its immediate adjoining countries (collectively known as the “Covered Countries”), we evaluated our hardware products and found that the majority of those products do contain 3TG, that the 3TG is essential to the functionality of those products, and that such 3TG is not from recycle or scrap. As a result, Raytheon conducted a Reasonable Country of Origin Inquiry (“RCOI”) in 2017 with our suppliers to identify the risk associated with 3TG in our products.

At the conclusion of the RCOI effort, Raytheon reviewed supplier responses to determine whether the suppliers indicated that 3TG in their products originated in the Covered Countries. If the 3TG covered in the supplier’s response was sourced from the Covered Countries, our process required us to conduct due diligence to assess the identified risk, and subsequently take appropriate actions to mitigate it, when needed. The due diligence measures performed on those suppliers are described below.

Raytheon relies on our suppliers to provide information on the sources of 3TG in the products they sell to us. In order to obtain such information, we requested information from first-tier suppliers targeted in our RCOI, using the Conflict Materials Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”; http://www.responsiblemineralsinitiative.org/, formerly the Conflict Free Smelter Initiative). The CMRT asks the supplier to provide information about the 3TG smelters or refiners (“SORs”) in their supply chain and other questions related to their efforts to identify and address risk in their own supply chains. The resulting responses from the suppliers were compiled in a data management system, providing the capability to track responses and identify risk.

Summary of the 2017 RCOI Process and Results

•	Raytheon requested information from suppliers representing over ninety (90) percent of supplier spend for 3TG-containing products, representing four hundred eleven (411) separate suppliers.

•	We received three hundred twenty-eight (328) complete responses from surveyed suppliers, for a response rate of eighty (80%) percent.

•
One hundred twenty-three (123) suppliers indicated that their products were produced using 3TG originating in the Covered Countries, or thirty (30) percent of surveyed suppliers, an increase from twenty-five (25) percent reported for calendar year 2016.

•	Eighty-three (83) suppliers either did not respond or provided incomplete information despite several requests for information.

Raytheon products that contain 3TG are listed with their descriptions in Table 1, below. The listed products include systems and system components, including components needed for operation, maintenance, and/or repair or provided for the upgrade of existing products. Also, the listed products are not exclusive to each other; some products may contain several product categories in a single, integrated Raytheon-produced product.
Table 1: Raytheon Manufactured Products and Product Descriptions

Product	Description
Air and Missile Defense	Interceptors, radars and space sensors that provide protection against ballistic missiles, cruise missiles, aircraft and other threats
Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance
Products that are used to provide increased situational awareness and control capabilities through the collection, analysis and distribution of information in real time for a variety of missions and applications ranging from force command and air traffic management to border and maritime protection

Cyber
Products used to defend networks and build cyber resiliency into software, hardware and architecture, including cross domain information sharing, counterintelligence solutions, network monitoring and traffic analysis, encryption hardware, and weapons systems cyber hardening

Electronic Warfare (EW)
Products that use the electromagnetic (EM) spectrum or directed energy to control, attack, or impede the enemy or ensure friendly access to the EM spectrum, including radar warning receivers, airborne decoys, electronic attack, tactical signal intelligence, EW battle management, and jammers

Sensors and Imaging
Products intended to detect the presence, direction, distance and speed of objects such as aircraft situational awareness radars, fire control radars, and space sensors, not included in the Command, Control, Communications, Computers, Cyber, Intelligence, Surveillance and Reconnaissance or Air and Missile Defense categories

Precision Weapons	Guided missiles, torpedoes, bombs and munitions, emerging hypersonic weapons, as well as ordnance and weapons delivery equipment including navigation and target seeking technologies
Training	Products for training and mission support, including test equipment, training equipment, simulation and security systems
Classified	Products whose make-up and/or details are deemed sensitive information based on national or regional security interests

Description of Due Diligence Measures Performed

Raytheon’s 3TG supply chain due diligence measures have been designed to conform to the framework presented by The Organization for Economic Co-operation and Development (“OECD”) document Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the related individual supplements for gold, and for tin, tantalum and tungsten.

In accordance with the five-step process in the OECD Guidance, Raytheon conducted the following due diligence and other activities in 2017:

Step 1. Maintained a Strong Conflict Minerals Management System

Raytheon Conflict Minerals Policy Statement

The Raytheon Conflict Minerals Policy Statement remains in place and is available at: https://www.raytheon.com/suppliers/safeguarding/protecting-people

Internal Management and Control

Raytheon continued to employ a dedicated and cross-functional team to implement our policy statement and manage the efforts of the Raytheon Conflict Minerals Program. The activities of the team are led by the Raytheon Supply Chain organization, with oversight by a Conflict Minerals Executive Team. The Team includes senior leaders from Supply Chain, Engineering, Finance, Contracts, and Legal.

Industry Engagement

Raytheon continues to actively support several industry groups that are working to improve development of conflict-free 3TG supply chains. These industry groups include the RMI; and the Conflict Minerals Working Group (CMWG) of the Aerospace Industries Association (AIA) (www.aia-aerospace.com). Raytheon is a member of both the RMI (RMI ID Code: RAYT) and the AIA CMWG. The RMI conducts voluntary third-party audits of SORs to promote responsible sourcing practices and publishes a list of conflict-free SORs that conform to its Responsible Materials Assurance Process (“RMAP”). The AIA CMWG has engaged known SORs that are not participating in the RMAP to encourage them to participate. Raytheon also actively supported the conflict minerals activities of the electronics industry IPC trade organization (http://www.ipc.org), which maintains two different committees focused on conflict minerals due diligence and supply chain data exchange.

Supplier Engagement

Raytheon engaged with our suppliers through: the RCOI and due diligence activities; the continued use of conflict mineral terms and conditions on purchase orders; and information provided to suppliers on conflict minerals regulatory compliance requirements. Communications occurred through: (a) messages to suppliers, and (b) our “Our Supplier Community” website (https://www.raytheon.com/suppliers/), where suppliers can access information, resources and guidance related to conflict minerals; and (c) our supplier portal, Exostar.

Reporting Process

Raytheon’s ethics reporting process is in place to address concerns related to conflict minerals, with the following central reporting options: through a toll-free helpline (1-800-423-0210); by submission using the new Raytheon Ethics Checkline (https://raytheonethicscheckline.webline.saiglobal.com/), or by email (comments-ethics@raytheon.com). Reporters of concerns may also address concerns related to conflict minerals through comments-supplychain@raytheon.com. Additionally, interested parties may also contact Raytheon with conflict minerals concerns via email to conflict_minerals@raytheon.com.

Step 2. Identified and Assessed Risks in Our Supply Chain
Suppliers who indicated that 3TG in their products originated in the Covered Countries represent risk in our supply chain, as revenues from 3TG mining and trade in that region could be supporting local armed groups. When a supplier indicated 3TG in their products were, or may have been sourced from the Covered Countries, Raytheon conducted further inquiries with that supplier as to whether (a) it could determine whether the SORs in its supply chain could demonstrate responsible sourcing practices, and (b) it could tie 3TG from the Covered Countries to products directly supplied to Raytheon. During our RCOI we found one hundred twenty-three (123) suppliers that indicated they were sourcing 3TG originating in the Covered Countries and thus were subject to due diligence activities.
Major findings from our due diligence activities include:
Sixty (60) of the one hundred twenty-three (123) suppliers that indicated they were sourcing 3TG from the Covered Countries also indicated they were exclusively sourcing from SORs that were RMAP-conformant, and thus were obtaining 3TG from sources demonstrated not to support armed conflict.

The remaining sixty-three (63) suppliers indicated they were, or may be sourcing from the Covered Countries, however, seventy-three (73) percent of their SORs were identified as RMAP-conformant.

None of the suppliers who indicated they were, or may be sourcing from the Covered Countries from non-compliant SORs could tie 3TG sourced from the Covered Countries to specific products supplied to Raytheon. Thus, we were not able to confirm that 3TG from the Covered Countries was in Raytheon products.

Step 3. Implemented Our Strategy to Respond to Identified Risks
Our Due Diligence Plan includes provisions for addressing risk in our supply chain, ranging from supplier education to communications and reminders about the conflict minerals clause in Raytheon’s terms and conditions for suppliers. The risk management measures employed are determined by analysis and review, considering the nature and extent of the risk, and supplier efforts to manage risk. Our risk management process also requires providing timely information to our Executive Team and affected stakeholders for their participation in managing risk.

Step 4. Worked with Industry Groups to Strengthen Smelter/Refiner’s Due Diligence Practices
As previously described, Raytheon continued to support industry-wide initiatives that provided information from upstream suppliers within our 3TG supply chain. One such industry initiative is the RMI, which audits SOR due diligence activities and promotes the responsible sourcing of 3TG. Raytheon also actively supports the conflict minerals initiatives of the AIA and IPC.

Step 5. Reported on Supply Chain Due Diligence.
Raytheon submitted our annual 2016 Conflict Minerals Report to the SEC, the public and our shareholders in 2017, and provided additional information on our conflict minerals efforts internally and externally through various Raytheon websites and communications tools. We will also include information on conflict minerals efforts as part of our 2017 Corporate Responsibility Report that will be published in 2018 at http://www.raytheon.com/responsibility/.

Ongoing and Planned Efforts to Mitigate the Risk and Improve Due Diligence

Over the last five years, we have gained experience and insight in conducting due diligence on our 3TG supply chain, and are using that knowledge to continue to strengthen our supplier engagement, while continuing to promote responsible sourcing in our supply chains. Our efforts to improve our data management processes regarding supplier

3TG sourcing practices are in turn promoting our ability to use that information to improve our sourcing and risk management practices.
Other planned and ongoing activities to improve our due diligence and risk management activities include the following:

•
Continuing to work closely with a subset of our direct suppliers that provide products containing 3TG (i.e., those suppliers from whom Raytheon directly buys 3TG-containing products or materials), while continuing to focus on those suppliers with whom we conduct the largest volumes of such purchases.

•	Monitoring data collection activities, while continually looking for opportunities to improve data management and reporting efficiencies for both Raytheon and our suppliers.

As before, we plan to continue to support industry efforts to encourage responsible sourcing practices by SORs that do not currently demonstrate sufficient due diligence in their sourcing practices. We also plan to continue to use industry-developed information, tools and processes wherever possible, as they become available to us.

Information Related to Conflict Minerals in Raytheon Products

As discussed above, we were not able to establish a direct connection between supplier products containing 3TG sourced from RMAP non-conformant SORs, and the products supplied to us. Thus, we cannot determine if 3TG from RMAP non-conformant SORs are contained in our products.

Conclusion

Raytheon continued to receive strong participation rates for supplier inquiry responses in 2017. As in prior years, the process of gathering comprehensive information both during our 2017 RCOI and subsequent due diligence activities was (and remains) extremely challenging. As before, supplier responses still commonly indicate that only limited information is available through their supply chains on sources of 3TG in their products. Most supplier reporting is still being done at levels that do not allow us to determine the sources of 3TG in products specifically supplied to us (e.g., reporting at a company level and not directly applicable to specific products supplied to Raytheon). In spite of these challenges, it is our intention to continue our efforts while seeking additional opportunities to influence the 3TG supply chain in moving towards more responsible sourcing practices.